Mirae Corporation 714 Baeksuk-Dong, Cheonan-Si Chungcheongnam-Do, 330-200, Korea Tel : 82-41-621-5070 FAX : 82-41-559-8789

October 13, 2005

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Response to the Securities and Exchange Commission Staff Comments dated August 4, 2005 regarding the Form 20-F for the year ended December 31, 2004 (SEC File No. 000-30376)

Mirae Corporation (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) an annual report on Form 20-F (the “Form 20-F”) for the year ended December 31, 2004 on June 30, 2005, which was amended on July 28, 2005. On August 4, 2004, the staff of the SEC (the “Staff”) issued the Company a letter setting forth certain comments to the Form 20-F. Set forth below are the Company’s responses to the comments of the Staff. In this regard, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We apologize for the delay in responding to the SEC’s comments, however, as previously noted to you, we did not physically receive the Staff’s August 4th letter until September 1, almost a full month after the Staff issued the letter – this may have been due to delays in the international post. Also, please note that we have upon receipt of the Staff’s letter, been in continuous discussions with our outside auditors in order that we can provide to the SEC a more full and comprehensive response to the Staff’s letter. We respectfully request your understanding in this regard.

Form 20-F for the Fiscal Year Ended December 31, 2004

Consolidated Balance Sheet, page F-5

Staff Comment No.1:

We note your current liabilities include an allowance for loss on collateralized assets. You additionally disclose in Note 13 that the accrual was recorded “as the management believed that such collateral would probably be used to repay on behalf of Cyber Bank.” Please tell us how U.S.GAAP would require you to account for collateralized assets and any impairment thereof, citing the appropriate authoritative guidance. Revise Note 29 in future filings to quantify and disclose any GAAP differences in connection with this matter. We may have further comments after reviewing your response.

The Company’s Response:

We provided certain of our short-term financial instruments as collateral for borrowings of Cyber Bank. We interpreted this transaction for our financial statements purposes as a secured guarantee, with a maximum limit or exposure limit up to the value of collateral and accounted for such guarantee in accordance with paragraph 8 of Statement of Financial Accounting Standards (SFAS) No. 5 Accounting for Contingencies and the paragraph 10 of FASB Interpretation (FIN) No. 45 Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. We believe that the fair value of such assets provided as collateral approximates their carrying value as of December 31, 2004. Accordingly, we believe that no GAAP reconciliation adjustment was deemed necessary in this regard.

2. Summary of Significant Accounting Policies, page F-13

i. Equity Method of Accounting, page F-16

Staff Comment No.2:

We see your disclosure that the “differences between the acquisition cost and net asset value of the investee are amortized over 20 years using the straight-line method.” Please tell us the nature of the difference referenced in your disclosures and how this accounting policy differs from the U.S. GAAP equivalent, citing the applicable authoritative guidance. Additionally, please tell us how Note 29 quantifies and discloses any differences in generally accepted accounting principles for this matter. We may have further comments after reviewing your response. Revise future filings as necessary based on our comment.

The Company’s Response:

Under Korean GAAP, the differences between the acquisition cost and net asset value of the investee at acquisition are amortized over 20 years using the straight-line method while, under U.S. GAAP, such differences are not amortized but are periodically tested for impairment.

However, no related GAAP reconciliation adjustment was necessary for the years ended December 2002, 2003 and 2004 as amortization of such differences was not recorded under Korean GAAP for those years. For Cyber Bank, equity method goodwill or the differences between the acquisition cost and net asset value of Cyber Bank at acquisition, which were generated from the initial investment made during 2000 and the additional investment made during 2003, were fully charged to expense in 2001 and 2003, respectively, as a result of impairment tests. Investments in SoftForum and Mirae America did not have such differences; and the difference generated from investment in AIO Corporation had been fully amortized before SFAS No. 142 was effective in 2002 for the Company. Future filings will be revised as necessary.

6. Equity Securities Accounted For Using the Equity Method, page F-21

Staff Comment No.3:

You disclose that during 2003, you acquired additional shares of Cyber Bank thereby increasing your ownership percentage to 28.25%. We note that prior to this increase in ownership, you accounted for your investment in Cyber Bank under U.S. GAAP as a cost method investment. Please show us how you accounted for the change from a cost method investment to an equity method investee under U.S. GAAP and how you quantify and disclose any GAAP differences in Note 29. Please refer to paragraph 19(m) of APB 18. Revise future filing as necessary based on our comment.

The Company’s Response:

Under Korean GAAP and US GAAP, we accounted for our investment in Cyber Bank using the cost method until 2002; however, for the years ended December 31, 2001 and 2002 we recorded impairment losses for the amount equal to the differences between the carrying amount and net asset value of Cyber Bank amounting to KRW 2,186 million and KRW 2 million, respectively, as we believed that such declines in value were other than temporary. Accordingly, if we had applied the equity method of accounting in those years, there would have been no change to our balance sheets and no additional gains or losses would have been recorded. For your information, please note that the carrying value of our investment in Cyber Bank as of December 31, 2002 was KRW 62 million, which was less than 0.1 percent of our consolidated total assets (KRW 236,177 million) as of December 31, 2002. Therefore, no material GAAP reconciliation adjustment was deemed necessary in this regard. Future filings will be revised as necessary.

Staff Comment No.4:

In this regard, please provide us (in U.S. dollars and using US GAAP amounts) the test of significance for the income and investment conditions set forth in Rule 1-02(w) of Regulation S-X for all your 50% or less owned equity investments. Additionally, please tell us how your financial statements and disclosures in Note 29 meet the requirements of Rule 3-09 and Rule 4-08(g) of Regulation S-X. We may have further comments after reviewing your response. Revise future filings as necessary based on our comment.

The Company’s Response:

As shown below, none of our 50% or less owned equity investments met the conditions as of and for the year ended December 31, 2004 based on our test of significance for the income and investment conditions set forth in Rule 1-02(w) of Regulation S-X. Therefore, we have concluded that neither summary information or separate financial statements are needed. Please note that we did not include SoftForum in this analysis, which was consolidated under U.S. GAAP for the year ended December 31, 2004.

In thousands of U.S. dollars and using U.S. GAAP
	Mirae America	AIO Corporation	Cyber Bank	In the aggregate

As of December 31, 2004:
Investments (acquisition cost)	US$122	US$3,394	US$11,352
Advances	773	—	—

Total (A)	US$895	US$3,394	US$11,352

Our consolidated total assets (B)	US$224,163	US$224,163	US$224,163

Percentage (A/B)	0.40%	1.51%	5.06%	6.98%

Investment condition met?	No	No	No	No

For the year ended December 31, 2004:
Our equity in the loss from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle (C)	US$-	US$-	(US$1,996)

Our consolidated loss from continuing operations before income taxes (D)	(US$33,856)	(US$33,856)	(US$33,856)

Percentage (C/D)	0.00%	0.00%	5.90%	5.90%

Income condition met?	No	No	No	No

Note 29, Reconciliation to Accounting Principles Generally Accepted in the United

States of America, F-38

t. New Accounting Pronouncements, page F-42

Staff Comment No.5:

We note your disclosure that you hold a variable interest in Cyber Bank, but that you concluded you were not the primary beneficiary. Please tell us how you assessed and concluded that you were not the primary beneficiary for purpose of FIN 46R. Please reference the applicable sections of FIN 46R you used to make your conclusions, including the one that consolidation of Cyber Bank was not required. We may have further comments after reviewing your response.

The Company’s Response:

In responding to your comments, we have re-reviewed FIN46(R) and have concluded that there was an additional factor that we should have considered in our 2004 Form 20-F in applying FIN 46(R). In particular, after revisiting our analysis based upon the Staff’s comments, we believe that we did not place enough emphasis on the relationship between Company and the family members of Mr. Moon-Soul Chung – had we done so at the time of our initial analysis, we believe that we would have treated such parties as one entity for the purposes of determining the identity of the primary beneficiary of Cyber Bank in regards to our analysis of the variable interests in Cyber Bank. Based on our review and in particular, in light of this additional factor, we have now concluded that we will need to restate our financial statements for the year ended December 31, 2004 to consolidate Cyber Bank. We are currently in the process of restating such financial statements and have placed the restatements as a high priority and we intend to file an amended 20-F for the fiscal year ended December 31, 2004 as soon as practicable, but in no event later than November 30, 2005. We will apprise the staff should our timing of the amended filing materially changes from our current plan. We also advise the Staff that the restatement of our consolidated financial statements for the fiscal year ended December 31, 2004 to consolidate Cyber Bank may affect disclosures in our financial statements related to Staff Comments No.1 through No.4 above.

Should you have any questions, please feel free to contact me at 82-41-559-8710 (Fax: 82-41-559-8789). Also, in order to expedite our communication with you, please copy Heon-Yup Lee of Debevoise & Plimpton LLP (Tel: 852-2160-9800; Fax: 212-521-8952 (U.S. fax number)) when you send any correspondence to us. Thank you in advance for your prompt attention to this matter.

Very truly yours,

/s/ Gi Hoon Joung
Gi-Hoon Joung
Director of Accounting Team and Acting CFO